SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

       CONSORTIUM G DINA GROUP, INC. (CONSORCIO G GRUPO DINA S.A. DE C.V.)
       -------------------------------------------------------------------
                                (Name of Issuer)

                       SERIES L AMERICAN DEPOSITARY SHARES
                   ------------------------------------------
                         (Title of Class of Securities)

                                   210306-20-5
                                 (Cusip Number)

       RICHARD C. PFENNIGER, JR., 4400 BISCAYNE BOULEVARD, MIAMI, FL 33137
                                 (305) 575-6000
       -------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 OCTOBER 8, 1997
                         -------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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CUSIP NO. 210306-20-5                   13D         PAGE 2 OF  9 PAGES
          -----------
--------------------------------------------------------------------------------
1         NAME OF REPORTING
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          PHILLIP FROST, M.D.

          SS# ###-##-####
--------------------------------------------------------------------------------
2         Check the appropriate Box if a Member of a Group             (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
NUMBER OF                   7        SOLE VOTING POWER
SHARES                                        0
BENEFI-                     ----------------------------------------------------
CIALLY                      8        SHARED VOTING POWER
OWNED BY                                 1,738,803
EACH                        ----------------------------------------------------
REPORTING                   9        SOLE DISPOSITIVE POWER
PERSON                                        0
WITH                        ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER
                                         1,738,803
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,738,803
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [_]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 210306-20-5               13D         PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------
1         NAME OF REPORTING
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          FROST-NEVADA, LIMITED PARTNERSHIP

          IRS I.D. #59-2749083
--------------------------------------------------------------------------------
2         Check the appropriate Box if a Member of a Group             (a) [X]
                                                                       (b) [_]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          NEVADA
--------------------------------------------------------------------------------
NUMBER OF                   7        SOLE VOTING POWER
SHARES                                        0
BENEFI-                     ----------------------------------------------------
CIALLY                      8        SHARED VOTING POWER
OWNED BY                                 1,738,803
EACH                        ----------------------------------------------------
REPORTING                   9        SOLE DISPOSITIVE POWER
PERSON                                        0
WITH                        ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER
                                         1,738,803
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,738,803
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 210306-20-5                    13D         PAGE 4 OF 9 PAGES
          -----------
--------------------------------------------------------------------------------
1         NAME OF REPORTING
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          FROST-NEVADA CORPORATION

          IRS I.D. #59-2749057
--------------------------------------------------------------------------------
2         Check the appropriate Box if a Member of a Group             (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          NEVADA
--------------------------------------------------------------------------------
NUMBER OF                   7        SOLE VOTING POWER
SHARES                                        0
BENEFI-                     ----------------------------------------------------
CIALLY                      8        SHARED VOTING POWER
OWNED BY                                 1,738,803
EACH                        ----------------------------------------------------
REPORTING                   9        SOLE DISPOSITIVE POWER
PERSON                                        0
WITH                        ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER
                                         1,738,803
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,738,803
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

Item 1.           SECURITY AND ISSUER.

                  This is Amendment No. 7 to the Schedule 13D previously filed by Phillip Frost, M.D., Frost-Nevada, Limited Partnership (the "Partnership"), and Frost-Nevada Corporation (collectively, the "Reporting Persons"), with respect to Series L American Depositary Shares (the "Shares") of Consorcio G Grupo Dina, S.A. de C.V. (the "Issuer"). Each Share represents four shares of Series L Stock of the Issuer. The principal executive offices of the Issuer are located at Tlacoquemecatl 41, Col. del Valle 03100, Mexico City, Mexico. Information regarding each of the Reporting Persons is set forth below.

Item 2.           IDENTITY AND BACKGROUND.

                  Item 2 is amended and restated in its entirety as follows:

                  Dr. Frost's present principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of IVAX Corporation, a Florida corporation, which through its subsidiaries is engaged primarily in the research, development, manufacturing, marketing and distribution of health care products. Dr. Frost's principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

                  The Partnership is a limited partnership organized and existing under the laws of the State of Nevada with its principal office and business address located at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509. The principal business of the Partnership is the investment in marketable securities, precious metals and commodities and real estate located in Nevada. Frost- Nevada Corporation is the sole general partner, and Dr. Frost is the sole limited partner, of the Partnership.

                  Frost-Nevada Corporation is a corporation organized and existing under the laws of the State of Nevada with its principal office and business address located at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509. The principal business of Frost-Nevada Corporation is acting as the general partner of the Partnership. Dr. Frost is the sole shareholder and an officer and a director of Frost-Nevada Corporation. Neil Flanzraich is a director and an officer of Frost- Nevada Corporation. Neil Flanzraich's present principal occupation is as an attorney with the law firm of Heller, Ehrman, White & McAuliffe. Mr. Flanzraich's principal business address is 525 University Avenue, Palo Alto, California 94301-1900.

                  To the best knowledge of each of the Reporting Persons, neither such Reporting Person nor Mr. Flanzraich has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. Each of Dr. Frost and Mr. Flanzraich is a citizen of the United States.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is amended in its entirety and restated as follows:

                                  AMOUNT OF SHARES                 PERCENTAGE
         NAME                     BENEFICIALLY OWNED               OF CLASS*
         ----                     ------------------               ----------
Phillip Frost, M.D.               1,738,803**                      12.4%

Frost-Nevada Corporation          1,738,803**                      12.4%

Frost-Nevada, Limited             1,738,803**                      12.4%
Partnership
----------------------------
* Based on 14,016,884 Shares outstanding on October 8, 1997, as reported verbally by Morgan Guaranty Trust Company of New York, the depositary of the Shares.

** These Shares are owned of record by one or more of the Reporting Persons. As the sole limited partner of the Partnership and the sole shareholder and an officer and a director of Frost-Nevada Corporation, the general partner of the Partnership, Dr. Frost may be deemed a beneficial owner of the Shares. Record ownership of the Shares may be transferred from time to time among any or all of the Reporting Persons. Accordingly, solely for purposes of reporting beneficial ownership of the Shares pursuant to section 13(d) under the Securities Exchange Act of 1934, as amended, each Reporting Person will be deemed to be the beneficial owner of Shares held by any other Reporting Person.

         The Partnership shares the power to vote or dispose of the Shares beneficially owned by it with Frost-Nevada Corporation and Dr. Frost. Frost-Nevada Corporation, in its capacity as the general partner of the Partnership, has the power to vote or direct the vote of these Shares or to dispose or direct the disposition of these Shares for the Partnership. Frost-Nevada Corporation will be deemed the beneficial owner of the Shares owned by the Partnership by virtue of this relationship to the Partnership. Dr. Frost, in his capacity as the sole shareholder and an officer and a director of Frost-Nevada Corporation, the general partner of the Partnership, will be deemed the beneficial owner of all Shares owned by the Partnership by virtue of his power to vote or direct the vote of the Shares or to dispose or direct the disposition of the Shares owned by the Partnership.

                  Other than as reported on Exhibit 2 attached hereto, none of the Reporting Persons has engaged in any transaction involving Shares of the Issuer during the past sixty days.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

         1.       Joint Filing Agreement

         2. Description of transactions in the Issuer's Shares by Phillip Frost, M.D.

         3. Power of Attorney granted to Phillip Frost, M.D. by Neil Flanzraich (incorporated by reference to Amendment No. 6 to the Reporting Persons Statement on Schedule 13D with respect to Consortium G. Dina Group, Inc. (Corsorcio G. Grupo Dina S.A. de C.V.).

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                      /S/ PHILLIP FROST, M.D.
                                      ------------------------------------------
Date: October 20, 1997                Phillip Frost, M.D.

                                      FROST-NEVADA, LIMITED
                                      PARTNERSHIP

                                      *
                                      ------------------------------------------
Date: October 20, 1997                Neil Flanzraich
                                      President of Frost-Nevada Corporation,
                                      General Partner

                                      FROST-NEVADA CORPORATION

                                      *
                                      ------------------------------------------
Date: October 20, 1997                Neil Flanzraich
                                      President

*By/S/ PHILLIP FROST, M.D.
   -----------------------------------
         Phillip Frost, M.D.
         (Attorney-in-fact pursuant
          to Power of Attorney)

                                 EXHIBIT INDEX

EXHIBIT                                                             PAGE
-------                                                             ----
1            Joint Filing Agreement

2 Description of transactions in the Issuer's Shares by Phillip Frost, M.D.